# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Faeth Therapeutics, Inc., CIK 0001829802
CUSIP: 81728A207
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 701 TILLERY STREET #12 #1010, AUSTIN, Texas (TX), 78702
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-26-002472
Filed by CIK 0001727492

## Reporting persons
- Caligan Partners LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 629,467; sole dispositive power 0; shared dispositive power 629,467; aggregate amount beneficially owned 629,467 (2.4% of the class)
  Comment: On June 15, 2026, Sensei Biotherapeutics, Inc. changed its corporate name to Faeth Therapeutics, Inc. in connection with its acquisition of Faeth Holdings Therapeutics, Inc. and a concurrent private placement of Series B Non-Voting Convertible Preferred Stock, each completed in February 2026. Following stockholder approval on June 10, 2026, shares of Series B Non-Voting Convertible Preferred Stock automatically converted into shares of Common Stock effective June 15, 2026. The Company's Common Stock began trading on the Nasdaq Capital Market under the symbol "FTH" on June 16, 2026. The Reporting Persons previously reported beneficial ownership of 126,002 shares of Common Stock, representing 9.40% of the class, on a Schedule 13G filed with the Securities and Exchange Commission on May 15, 2026 with respect to an event date of March 31, 2026. This Amendment No. 1 is filed to report that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class.
- David Johnson: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 629,467; sole dispositive power 0; shared dispositive power 629,467; aggregate amount beneficially owned 629,467 (2.4% of the class)
  Comment: On June 15, 2026, Sensei Biotherapeutics, Inc. changed its corporate name to Faeth Therapeutics, Inc. in connection with its acquisition of Faeth Holdings Therapeutics, Inc. and a concurrent private placement of Series B Non-Voting Convertible Preferred Stock, each completed in February 2026. Following stockholder approval on June 10, 2026, shares of Series B Non-Voting Convertible Preferred Stock automatically converted into shares of Common Stock effective June 15, 2026. The Company's Common Stock began trading on the Nasdaq Capital Market under the symbol "FTH" on June 16, 2026. The Reporting Persons previously reported beneficial ownership of 126,002 shares of Common Stock, representing 9.40% of the class, on a Schedule 13G filed with the Securities and Exchange Commission on May 15, 2026 with respect to an event date of March 31, 2026. This Amendment No. 1 is filed to report that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class.

## Item 1. Issuer
Name of issuer: Faeth Therapeutics, Inc.
Address of issuer's principal executive offices: 701 TILLERY STREET #12 #1010, AUSTIN, TEXAS, 78702

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Caligan Partners LP, a Delaware limited partnership ("Caligan"), which serves indirectly as the investment manager to certain funds and accounts (the "Caligan Funds and Accounts"), with respect to the shares of common stock, par value $0.0001 per share ("Common Stock"), of Faeth Therapeutics, Inc., a Delaware corporation (the "Company"), held by the Caligan Funds and Accounts; and

(ii) David Johnson, the Managing Partner of Caligan and Managing Member of Caligan Partners GP LLC, the general partner of Caligan ("Mr. Johnson"), with respect to the shares of Common Stock held by the Caligan Funds and Accounts.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 780 Third Avenue, 30th Floor, New York, NY 10017.
Citizenship: Caligan is a Delaware limited partnership. Mr. Johnson is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 25,840,425 shares of Common Stock outstanding as of July 30, 2026, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the Securities and Exchange Commission on August 4, 2026.
Percent of class: 2.4%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Caligan Partners LP: /s/ David Johnson, David Johnson, Managing Partner (08/14/2026)
- David Johnson: /s/ David Johnson, David Johnson, Individually (08/14/2026)